October 15, 2021

VIA EDGAR

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	NewHold Investment Corp. II Form S-1 Registration Statement File No. 333-254667

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of NewHold Investment Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on October 20, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 750 copies of the Preliminary Prospectus dated October 1, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY,
INCORPORATED
As Representative of the Several Underwriters

STIFEL, NICOLAUS & COMPANY,
INCORPORATED

By:	/s/ Craig DeDomenico
Name: Craig DeDomenico
Title: Managing Director

[Signature Page to Acceleration Request Letter]